3/30.

04010970

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Perfect Fry Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FILE NO. 82- 1609 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/31/04

PERFECT FRY CORPORATION

First Quarter Ended January 31, 2004


PERFECT FRY COMPANY
CAUTION
PRESETS

CORPORATE PROFILE

Perfect Fry Corporation is a publicly-traded company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

The two key drivers of Perfect Fry's continuing successful market penetration are its growing international network of independent distributors and dealers, and the support they receive from the Company's innovative and continuously enriched marketing and sales promotion infrastructure.

Perfect Fry offers investors these attractive ingredients for equity growth:

- An effective and experienced management team dedicated to growing the Company and building value
- A creative and multi-discipline team of employees who are encouraged to 'think outside the box'
- A strong financial structure: ready access to capital to finance growth, high credit rating, little debt, and sophisticated financial reporting and inventory tracking systems
- A commitment to customer service that is second to none in the industry
- State-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- A rapidly expanding distribution network supported by a strong marketing and sales infrastructure, food-industry alliances and incentive programs
- A production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- Recognition of Perfect Fry's product leadership and corporate integrity which have resulted in the Company becoming an advisor to government on product standards and testing requirements.

HIGHLIGHTS

- Record first quarter revenue
- The Company completes relocation to new premises.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

The first quarter of Fiscal 2004 was a very eventful three months for Perfect Fry.

The Company took possession of the new premises at 9298 Horton Road SW on December 1, 2003. We wish to express our deep appreciation to the employees of Perfect Fry for handling so very well the preparations for the Company's relocation to its new headquarters and manufacturing facility.

A price increase in the U.S., scheduled to take effect February 1, 2004, was announced during the first quarter. This announcement created a surge in orders from our U.S. distributors wanting to purchase at the old price. The result was record first quarter revenues of $966,946 and the highest first quarter net earnings since Fiscal 1997 of $73,794. We believe that sales for the upcoming second quarter will be adversely affected, as many of the orders may otherwise not have been placed until after February 1 if the price increase had not been coming into effect. Given this situation, we anticipate six month revenues and net earnings will be in line with the historical figures.

Considerable effort has been put forth over Fiscal 2003 and this quarter to diversify the revenue stream of the Company through research and development of potential additional equipment. A new member of the Perfect Fry line of equipment was created late in Fiscal 2003, and sales in this first quarter continue to be encouraging. This new CE model fryer, designed specifically to address the requirements of offshore international markets, has already peaked interest in new markets such as Norway, Belgium and Japan.

Another product, expected to be in production during Fiscal 2004, is a compact, heated display merchandiser that keeps cooked food hot and fresh, and can be adapted for either counter service or self-serve applications. The two-layer display case is designed to complement the Company's popular Perfect Fryer.

The deferred pay programs such as the Distributor Rent to Own Finance program continue to be a success. The primary goal of these programs is to give potential customers the opportunity to see just how the fryer works and what benefits it can bring to their businesses. This goal is being achieved.

Exemplary customer service remains one of the Company's foremost priorities. Employees continue to receive feedback from distributors and end users about how much they appreciate all the Company does, from getting equipment and parts delivered on time, to the efficient manner in which sales, technical and regulatory information can be provided.

Perfect Fry's team of dedicated employees, management and directors look forward to meeting the challenges and opportunities that lie ahead. We look to the remainder of the year with considerable enthusiasm.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

March 15, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended January 31, 2004 and the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2003. All figures are expressed in Canadian dollars.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

REVENUE

Revenue for the first quarter was $966,946, exceeding record first quarter revenues achieved in the first quarter of 2003 of $733,768. Strongest growth by market sector was in the International markets, where revenue increased by 90.8% to $51,481 from $4,709 in the first quarter of Fiscal 2003. The new CE model fryer introduced in late Fiscal 2003 has been warmly received, and continues to peak interest in new markets such as Norway, Belgium, and Japan.

Our strongest market, the U.S., achieved a 32.9% increase in sales revenue in the first quarter of Fiscal 2004 over the same period in Fiscal 2003. We believe this increase is the result of two factors. Firstly, a price increase in the U.S., scheduled to take effect February 1, 2004, was announced during the first quarter. This announcement created a surge in orders from our U.S. distributors wanting to purchase at the old price. The result was record first quarter revenues of $966,946 and the highest first quarter net earnings since Fiscal 1997 of $73,794. We believe that sales for the upcoming second quarter will be adversely affected, as many of the orders may otherwise not have been placed until after February 1 if the price increase had not been coming into effect. Given this situation, we anticipate six month revenues and net earnings will be in line with the historical.

Secondly, more distributors are taking part in deferred pay programs such as the Distributor Rent to Own Finance program, designed to encourage distributors to maintain a rental fleet of fryers to offer to potential buyers. While that means that more receivables are longer-term in nature than the standard policy of Net 30 days, the vast majority is due within the next 12 months, and only a modest $7,509 is due after that time. In addition, only credit-qualified distributors may take part in the deferred pay programs, enabling the Company to manage the credit risk. The foreign exchange translation risk associated with extended payment terms in U.S. dollars to U.S. customers is managed by partial "natural hedge", as many of its U.S.-based expenses are also in U.S. dollars. However, related to this is that over the first three months of Fiscal 2004, as the Canadian dollar has weakened against the U.S. dollar, and there has been a foreign exchange gain of $14,610 recorded.

Canadian sales revenues have not performed as well in the first quarter, declining 68.6% from $199,185 in Fiscal 2004 to $118,139. Management does not attribute this decline to any specific factors, and in fact remains optimistic about opportunities in the Canadian market. It was in January 2003 that the Distributor Rent to Own Finance program was tested in Canada with promising results, and feedback from distributors indicates that this is a valuable program. We continue to work closely with the distributors, monitor results and make adjustments where necessary.

EXPENSES

Operating expenses for the quarter increased to $847,348 compared with $678,455 for the quarter the previous year, primarily due to the increased selling activities causing costs of selling to increase. Insurance premiums, as experienced by many companies, have also increased.

4

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

There was a decrease in US Marketing Initiatives, reflective of the difference in exchange rates between January 2003 and January 2004. There has been an increase in the amount of quantity and freight discounts given to distributors, as there were more qualifying orders placed during the quarter, again relating to the increased sales activity.

This January, we completed the relocation to the new headquarters and manufacturing facility at 9298 Horton Road SW. The move was extremely well prepared for and was executed very smoothly, however, there were additional one-time expenses incurred as a result of this relocation. It is a testament to the organization and commitment of our employees that the while the move was happening, we were experiencing one of the busy months in terms of sales in the Company's history.

NET EARNINGS

Net earnings for the first quarter for Fiscal 2004 were $73,794 compared with $6,523 in the same period of Fiscal 2003. This was not, however, record net earnings, which occurred during Fiscal 1996 when net earnings were $148,025 from $518,393 of revenue. The reason for this is that during Fiscal 1996, the Company was producing the Model 686 fryer and selling to primarily one customer. Soon after that, regulations evolved – and so did Perfect Fry evolve to meet the challenge. The Model PFC fryer was designed to meet the new sets of stringent guidelines and so was far more complex and flexible than the Model 686. In addition, the distributor network was significantly expanded. Simply put, in Fiscal 1996, our costs of doing business were less than they are today.

On the other hand, today we produce two models of fryers, will begin production of the counter-top merchandiser early in the second quarter, and have plans to introduce at least one other product within the next year.

Operating margins increased to $119,598 compared with $55,313 the previous year. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues rose, 12.37% in the first quarter of Fiscal 2004 compared with 7.54% in the same period of Fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

After retiring all of its debt and achieving a net increase in cash flow of $553,998 during Fiscal 2002, Perfect Fry was in a position to acquire a building in Calgary to house the Company's head office and manufacturing facilities. Relocation to this new facility was completed during this quarter. The mortgage on the property of $787,305, of which $26,306 is current, is the Company's only long-term debt. The Company's liquidity position as measured by the current ratio (current assets divided by current liabilities) has decreased from 4.8 at October 31, 2003 to 3.2.

Perfect Fry has in place an operating bank credit facility of $600,000. Contributing to the need to once again utilize this capital resource was the increased accounts receivable, the result of the deferred pay programs offered to the distributors. As discussed above, the deferred pay programs are offered only to credit-qualified distributors, helping to offset credit risk associated with collectability of longer-term receivables. It is fully expected that operating cash flows will amply support future growth and capital expenditures of the Company.

The inventory level of $837,703 at the end of Fiscal 2003 represents a comfortable and efficient inventory level for the Company. This level decreased to $700,561 over the first quarter of Fiscal 2004, the result of a short suspension in production during the relocation in January, combined with greater than anticipated sales at the same time. As such, it is anticipated that inventory levels will increase to match future revenue expectations. Accounts payable and accrued liabilities, increasing from $300,620 at the end of Fiscal 2003 to $314,337 at the end of the first quarter of Fiscal 2004, is consistent with levels of prior years. We look forward to continuing to increase efficiency and cost savings by taking advantage of early payment discounts where possible.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

OUTLOOK

Now situated in its new home, Perfect Fry is poised and ready to take on the challenges and take advantage of the opportunities that lay ahead. The Company now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. Management believes its marketing and sales infrastructure, its plan for growth, its commitment to exemplary customer service, and the employee and management team in place all position the Company to capitalize on sales opportunities around the globe.

Our research shows us that the majority of Perfect Fry owners purchased after seeing the fryer in operation. We will continue to develop and fine-tune the ways in which more potential buyers have opportunity to see and use the fryer for themselves.

The Company's investments in research and development continue to generate improvements that advance the Company's product and quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D (research and development) priority has been to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers.

The new CE model fryer continues to peak interest in new and exciting international markets. Early sales results are encouraging, as these markets were already anticipating this product as a result of sales promotion work undertaken by the Company primarily through trade shows during Fiscal 2003. A marketing tour is planned for the second quarter of Fiscal 2004, and will include trade shows and presentations in Japan, Korea, Singapore, and Kuala Lumpur.

A third product, a counter-top merchandiser, is expected to begin production later in the year. This compact, heated display merchandiser keeps cooked food hot and fresh, and can be adapted for either counter service or self-serve applications. The two-layer display case is designed to complement the Company's popular Perfect Fryer.

FORWARD LOOKING STATEMENTS

Certain comments in this Management's Discussion and Analysis and elsewhere in this report of Perfect Fry Corporation contain forward looking statements which are based on the Company's current expectations and assumptions. These are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, but may not be limited to, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS

	3 Months ended Jan 31, 2004 $	Year Ended Oct 31, 2003 $
CURRENT		
Cash and cash equivalents	-	35,651
Accounts receivable (Note 2)	1,097,729	688,582
Inventories (Note 3)	700,561	837,703
Prepaid expenses	10,190	11,851
	1,808,480	1,573,787
ACCOUNTS RECEIVABLE, non-current (Note 2)	7,509	18,521
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,366,892	1,307,917
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 5)	821,358	803,558
	4,004,239	3,703,783

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Bank indebtedness (Note 6)	218,698	-
Accounts payable and accrued liabilities	314,337	300,620
Current portion of long term debt (Note 7)	26,306	27,235
	559,341	327,855
LONG TERM DEBT (Note 7)	760,999	765,823
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	1,461,471	1,461,471
Retained earnings	1,222,428	1,148,634
	2,683,899	2,610,105
	4,004,239	3,703,783

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director   Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

	3 Months ended Jan 31, 2004 $	3 Months ended Jan 31, 2003 $
REVENUE	966,946	733,768
OPERATING EXPENSES		
Cost of goods, selling and administration	768,754	583,224
US marketing initiatives	78,594	95,231
Total operating expenses	847,348	678,455
NON-OPERATING EXPENSES		
Interest		
Long term debt	10,708	-
Other	4,341	63
Amortization		
Property, plant and equipment	27,365	18,000
Deferred product development costs	18,000	27,000
Foreign exchange loss (gain)	(14,610)	3,727
Total non-operating expenses	45,804	48,790
	893,152	727,245
NET EARNINGS	73,794	6,523
RETAINED EARNINGS, beginning of year	1,148,634	824,316
RETAINED EARNINGS, January 31	1,222,428	830,839
EARNINGS PER SHARE (Basic and Diluted – Note 8)	0.00	0.00

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	3 Months ended Jan 31, 2004 $	3 Months ended Jan 31, 2003 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings (loss)	73,794	6,523
Items not affecting cash		
Amortization of property, plant and equipment	27,365	18,000
Amortization of deferred product development costs	18,000	27,000
	45,365	45,000
Changes in non-cash working capital		
Accounts receivable	(398,134)	(78,909)
Inventory	137,142	(63,469)
Prepaid expenses	1,660	(8,573)
Accounts payable and accrued liabilities	13,717	87,659
	(245,615)	(63,292)
	(126,456)	(11,769)
INVESTING		
Additions to property, plant and equipment	(86,340)	(1,122,507)
Additions to deferred product development costs	(35,800)	(25,050)
	(122,140)	(1,147,557)
FINANCING		
Proceeds from long term debt	-	806,250
Repayment of long term debt	(5,753)	-
	(5,753)	806,250
INCREASE (DECREASE) IN CASH POSITION	(254,349)	(353,076)
CASH (BANK INDEBTEDNESS), beginning of period	35,651	288,068
CASH (BANK INDEBTEDNESS), end of period	(218,698)	(65,008)
Note:		
Interest paid	15,049	63
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

1. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of it's two subsidiary companies (Perfect Fry Company Ltd. and Perfect Fry Holdings Ltd.), both of which are wholly-owned.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annualy with reference to the related projected undiscounted cash flows.

Income Taxes

The Company ultilizes the liablity method of tax allocation for accounting for income taxes. Under the liablity method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

1. **SIGNIFICANT ACCOUNTING POLICIES (CONTD.)**

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilties, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make estimates in the near term is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of property, plant and equipment and deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 8. No compensation experse was recognized for this stock option plan when the options were issued to employees and directors. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 10).

Reclassification

Certain of the prior year amounts have been reclassified to conform with current year presentation.

2. **ACCOUNTS RECEIVABLE**

During the year, a deferred payment program was instituted for certain credit-qualified customers where payments are received in equal monthly payments over 12 months in the US and over 24 months in Canada.

	Jan 31 2004 $	Oct 31 2003 $
Accounts receivable due within 12 months	1,098,728	688,582
Accounts receivable due within 12 to 24 months	7,509	18,521
	1,106,237	707,103

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

3. INVENTORIES

	Jan 31 2004 $	Oct 31 2003 $
Finished goods	325,760	482,658
Parts	374,801	355,045
	700,561	837,703

4. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	768,787	14,067	754,720
Office and equipment	557,693	345,521	212,172
Leasehold improvements	42,486	42,486	-
	1,768,966	402,074	1,366,892

	October 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
Office and equipment	536,785	327,521	209,264
Leasehold improvements	42,486	33,121	9,365
	1,682,626	374,709	1,307,917

5. DEFERRED PRODUCT DEVELOPMENT COSTS

	Jan 31 2004 $	Oct 31 2003 $
Deferred product development costs	1,906,608	1,870,808
Accumulated amortization	1,085,250	1,067,250
	821,358	803,558

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

6. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business.

7. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,487 which includes interest at 5.43%. Subsequent to the yearend, the mortgage was renewed for a one year term, maturing March 1, 2005, repayable in monthly amounts of $5,070 which includes interest at 4.43%. The mortgage is secured by the land and building (Note 4), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	Jan 31 2004 $	Jan 31, 2003 $
Mortgage payable	787,305	806,250
Less: current portion	(26,306)	(19,175)
Long term debt	760,999	787,075

Principal repayments on the mortgage as follows:

	$
2005	26,306
2006	27,792
2007	29,048
2008	30,362
2009	31,734
2010 and thereafter	642,063
	787,305

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

8. **SHARE CAPITAL**

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	Jan 31 2004	Jan 31 2004	Jan 31 2003	Jan 31 2003
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Issued during the year	-	-	-	-
Issued and Outstanding at end of year	9,788,656	$1,461,471	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at January 31, 2004.

For the 3 months ended Jan 31	*Income (numerator)* 2004	2003	*Shares (denominator)* 2004	2003	*Per share amount* 2004	2003
Basic earnings per share	73,794	6,523	9,788,656	9,788,656	$0.00	$0.00
Diluted earnings per share	73,794	6,523	9,788,656	9,788,656	$0.00	$0.00

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	**Options Issued and Outstanding** Jan 31, 2004	Oct 31, 2003	**Weighted Average Exercise Price** Jan 31, 2004	Oct 31, 2003
Outstanding at beginning of year	370,000	370,000	$ .30	$ .30
Options forfeited	-	-	-	-
Options exercised	-	-	-	-
Outstanding at end of year	370,000	370,000	.30	.30
Options exercisable at year-end		370,000		
Options held by directors and officers		215,000		

	Options Outstanding			**Options Exercisable**	
Exercise Price	**Number Outstanding at Jan. 31/04**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable at Jan. 31/03**	**Weighted Average Exercise Price**
$0.30	370,000	0.42	$0.30	370,000	$0.30

PERFECT FRY CORPORATION

9. SALES

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the three months ended January 31	**2004**	**2003**
Sales and service		
USA	783,103	$525,340
Canada	118,139	199,185
International	51,481	4,709
	952,723	729,234
Other income	14,223	4,534
	$966,946	$733,768

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (62% in 2003, 66% in 2002) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company does not use derivative instruments.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2003 AND 2002

11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2003 $	2002 $
Net earnings	324,318	366,786
Combined Federal and Provincial income tax rate	36.75%	39.25%
Computed income tax provision	119,186	143,780
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes)	(121,875)	(154,620)
Non-deductible amortization and expenses	8,250	8,156
Other	(5,561)	2,684
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2003 $	2002 $
2005	104,500	104,500
2007	-	60,500
2008	66,000	67,000
2009	9,500	9,500
2010	10,000	-
	190,000	241,500

Significant components of the Company's future tax assets as of October 31, 2003 at 36.75% and 2002 at 39.25% are as follows:

	2003 $	2002 $
Operating losses carried forward	70,000	94,500
Tax values of assets in excess of accounting values	521,000	708,000
Capital losses carried forward	156,000	167,000
Investment tax credits carried forward	171,000	128,500
Total future tax assets	918,000	1,098,000
Valuation allowance	(918,000)	(1,098,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

9298 Horton Road SW
Calgary, AB, Canada
T2V 2X4
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of January 31, 2004 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY

PERFECT FRY COMPANY®

PERFECT FRY COMPANY ®

ARIS
10-31-03

PERFECT FRY CORPORATION

Report 2003


PERFECT FRY COMPANY
359F
CAUTION
HOT OIL INSIDE
PULL
PRESETS
1 French Fries
2 Chicken Tenders
3 Onion Rings
4 Poppers
5 Cheese Bites
6 Corn Dogs
7 Fish Fillets

CORPORATE PROFILE

Perfect Fry Corporation is a publicly-traded company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

The two key drivers of Perfect Fry's continuing successful market penetration are its growing international network of independent distributors and dealers, and the support they receive from the Company's innovative and continuously enriched marketing and sales promotion infrastructure.

Perfect Fry offers investors these attractive ingredients for equity growth:

- An effective and experienced management team dedicated to growing the Company and building value
- A creative and multi-discipline team of employees who are encouraged to 'think outside the box'
- A strong financial structure: ready access to capital to finance growth, high credit rating, little debt, and sophisticated financial reporting and inventory tracking systems
- A commitment to customer service that is second to none in the industry
- State-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- A rapidly expanding distribution network supported by a strong marketing and sales infrastructure, food-industry alliances and incentive programs
- A production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- Recognition of Perfect Fry's product leadership and corporate integrity which have resulted in the Company becoming an advisor to government on product standards and testing requirements.

ANNUAL MEETING

Perfect Fry Corporation's Annual Meeting for fiscal year 2002: April 19, 2004 at 9:00 a.m. at 3700, 30th Floor, 237 - 4 Ave SW, Calgary, Alberta, Canada.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

2003 HIGHLIGHTS

- In Fiscal 2003, Perfect Fry completed another successful year, with net earnings of $324,318 or three cents a share. This compares with net earnings in Fiscal 2002 of $366,784 or four cents a share.
- Revenue in Fiscal 2003 increased to $3.69 million. This record compares with the previous record revenue of approximately $3.59 million in Fiscal 2002 and $2.50 million in Fiscal 2001.
- While the recent shift in currency exchange rates between Canada the United States adversely affected net earnings, increased revenue helped to offset this. The U.S. is Perfect Fry's largest single market, accounting for approximately two-thirds of sales.
- During the year, Perfect Fry completed the acquisition of a building for $1.08 million to house the Company's manufacturing facilities and head office. Relocation to the new building was completed in early 2004.
- Also during Fiscal 2003, the Company introduced a new model of the Perfect Fryer designed specifically to address the requirements of offshore international markets.
- Perfect Fry continued its vigorous research and development program during the year. The Company's R&D makes it possible to convert market opportunities that Perfect Fry has identified into products such as the countertop heated display case and the offshore model of the Perfect Fryer.
- The Company continued its aggressive sales and sales support initiatives began in Fiscal 2002. During the year, Perfect Fry developed new relationships and strengthened its existing relationships with various sectors of the food industry.
- In Fiscal 2003 Perfect Fry again demonstrated its ongoing commitment to the development of both its current markets and new markets around the world.


Canada
PERFECT FRY CO
PERFECT FRY COMPANY
In October 2003, Perfect Fry exhibited at the ANUGA 2003 trade show in Cologne, Germany as part of the Canadian pavilion.

Letter from the Chairman and President

We are pleased to report that Fiscal 2003 was a year of continued financial success and business accomplishment for Perfect Fry. The Company set its third consecutive record for revenue and experienced another profitable year, while also achieving these important goals:

- the development of additional new international markets,
- the further enhancement of our sales support programs with stronger food industry relationships offering additional new customer incentives,
- introduction of one new product and preparations to introduce two others,
- the acquisition and renovation of a building to house Perfect Fry's production facilities and headquarters.

During the year, the Company experienced an increase in the sales of Perfect Fryers and ancillary products resulting in total revenue of $3.69 million, almost 3% more than the previous year, leading the Company to another profitable year. Earnings were tempered by an unfavorable currency exchange rate with the United States, Perfect Fry's largest single market. However, despite the exchange rate challenge, net earnings for Fiscal 2003 were an encouraging $324,318 or three cents a share, compared with $366,784 or four cents a share in Fiscal 2002.

We can credit our solid revenue performance to the continuing benefits from the Company's marketing and sales infrastructure which experienced its first full year in Fiscal 2002. This past year, the enriched marketing and sales platform was further strengthened by the introduction of expanded sales support relationships with a number of significant players in the food industry.

Perfect Fry also maintained its commitment to the development of both its current and new markets around the world. For example, the Company was represented at a range of food industry sales and promotion events in North American markets as well as by actively promoting Perfect Fry at selected food industry trade shows in key offshore international cities such as Kuala Lumpur, Malaysia; Bangkok, Thailand; Sydney, Australia, and Cologne, Germany.

During Fiscal 2003, the Company developed new relationships and expanded existing relationships with several key sectors of the food industry. These agreements with a range of large companies in the food industry will support the further development of Perfect Fry's aggressive sales and sales support initiatives began in Fiscal 2002. These win-win-win agreements provide attractive sales incentives for our distributors while also providing buyers of Perfect Fryers with incentive-based exposure to food products and introducing suppliers to potential new customers. Perfect Fry intends to continue to grow this already-extensive international network and further develop its proven valuable support for the Company's marketing and sales initiatives.

Through extensive customer research, we have proven that most fryers are purchased after the prospective buyer has had an opportunity to see the fryer and understand what benefits it can bring to their business. As a result, we have introduced a number of programs this year to facilitate those opportunities, such as a Distributor Rent to Own Financing program, a Trade Show rental program and a Demo Financing program. These programs have been very well received, and are achieving their purpose.

During the year, the Company introduced a new model of the Perfect Fryer that is designed specifically to address the requirements of offshore international markets. These markets require deep fryers with a different configuration than our main production models. Early sales results are encouraging, as these markets were already anticipating this product as a result of sales promotion work undertaken by the Company primarily through trade shows during the year.

We also worked diligently on a new counter-top product that offers a solution for the convenience store fast food market. This compact, heated display merchandiser keeps cooked food hot and fresh, and can be adapted for either counter service or self-serve applications. The two-layer display case is designed to complement the Company's popular Perfect Fryer. Production and sales are scheduled to begin in 2004.

A third product is in the design stage and we anticipate it will be ready for market in Fiscal 2004.

Letter from the Chairman and President (contd.)

Perfect Fry's ongoing skill in developing products that can take advantage of identified markets, such as the new countertop heated display case and the offshore model of the Perfect Fryer, are a direct result of the Company's vigorous research and development program and the considerable talent of the employees involved. We are fortunate to have such creative employees able to efficiently turn market opportunities into market-attractive products.

We wish to express our deep appreciation to the employees of Perfect Fry for their outstanding support in a demanding year and for handling so very well the preparations for the Company's relocation to its new headquarters and manufacturing facility. In addition, to be commended are the significant efforts put forth during the year by many employees that have helped to achieve one of Management's key goals - to continuously improve our internal efficiencies and practices. We are blessed with an extraordinary team. We wish to express our thanks also to the Board of Directors for their continuing support, encouragement and guidance, and for their willingness to share so generously with Perfect Fry their considerable talent and business experience.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

March 2, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

SUMMARY of FINANCIAL PERFORMANCE
($ in 000's – except per share amounts)

	Quarterly - 2003				Total Year – ending October 31			
	Q1	**Q2**	**Q3**	**Q4**	**2003**	**2002**	**2001**	**2000**
Revenue	$734	$1,196	$887	$876	$3,693	$3,586	$2,460	$2,594
Operating	$682	$994	$791	$675	$3,142	$3,041	$2,283	$2,128
Non-Operating	$45	$50	$60	$72	$227	$178	$414	$288
Net Earnings	$7	$152	$36	$129	$324	$367	($237)	$178
Earnings per share	$0.00	$0.02	$0.00	$0.01	$0.03	$0.04	($0.02)	$0.02

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

REVENUE

Perfect Fry continued to experience record sales during Fiscal 2003, achieving total revenues of $3,693,178, which is 3.0% higher than Fiscal 2002 record revenue of $3,585,948.

The Company continues to build on its largest market, the U.S., by enhancing the focused marketing and sales initiatives that were started during Fiscal 2002. The number of fryers sold to the U.S increased during Fiscal 2003. This increase, however, was offset by the rapid strengthening of the Canadian dollar, causing revenue recorded for these sales to be slightly down (-2.6%).

One noteworthy item is that International sales have surpassed Canadian sales for the first time in the history of the Company. We have been working over the last couple of years to increase activity outside North America by setting up export agents and increasing International travel.

	Years ended October 31		
	2003	2002	% change
USA	$2,270	$2,329	-2.6%
Canada	$535	$762	-29.8%
International	$798	$479	+66.0%
Other	$90	$16	
Total Revenue	$3,693	$3,586	+3.0%
Expenses – Operating	$3,142	$3,041	+ 3.3%
Operating Margin	$551	$545	+ 1.1%
Operating Margin as % of Total Revenue	14.9%	15.2%	

We know that the vast majority of our Perfect Fry owners purchased after seeing a fryer in operation. To further enhance brand awareness in the industry, a number of deferred pay programs were offered. The first is the Distributor Rent to Own Finance program, designed to encourage distributors to maintain a rental fleet of fryers to offer to potential buyers; the second is the Tradeshow Rental program, where food manufacturers can rent a fryer for their tradeshow season; the third is the Demo Machine Finance program, where distributors are encouraged to place units into local food brokers, distributors and dealers. All of these programs are aimed at increasing visibility of our equipment and giving potential buyers an opportunity to see what the fryer can do for their businesses. Only credit-qualified distributors and food manufacturers may utilize these programs.

MANAGEMENT DISCUSSION AND ANALYSIS (con't)

REVENUE (contd.)
Finally, by acquiring the new property in January 2003, the Company augmented its revenue by renting the majority of the premises back to the seller until December 1, 2003. The result is that Other Income has risen from $16,003 to $90,354 during Fiscal 2003. Even after the seller vacates the premises, rental of excess capacity will continue for the foreseeable future and will bring in monthly revenue which offsets almost half of our monthly mortgage payment.

EXPENSES
During Fiscal 2003 operating expenses (including U.S. marketing initiatives) increased slightly (3.3%) from $3,041,262 in Fiscal 2002 to $3,141,520 reflecting the Company's increased sales activity. The Company continued developing new markets by conducting several marketing tours in Canada, the United States, Europe and Asia while also participating in selected food industry trade shows in these regions.

Brand awareness for Perfect Fry means the fryer needs to be seen in operation rather than just getting the name better known. Consequently, we have chosen to reduce expenditures in print advertising and use the funds to support efforts to get equipment in front of potential customers. Particularly with potential large accounts, these expenditures include offering the use of a demo fryer for free for a trial period, traveling to clients, freight costs, and making presentations.

While the Canadian dollar has grown stronger during Fiscal 2003, adversely affecting net earnings, the Company has a partial "natural hedge" as many of its U.S.-based expenses are also in U.S. dollars: the U.S. marketing team, advertising, trade shows and components. Management has decided that this is the most effective method of dealing with foreign currency translation risk and so has chosen not to use derivatives.

A new model of fryer was introduced to the international markets, primarily destined for Asia and Europe, which carries the CE mark. This is the most recognized mark outside of North America. To support the introduction of this new fryer, additional expense for travel and trade show participation was required. We believe these expenditures were heavier than those expected to be incurred next year, as many of the international trade shows take place every second year.

We are proud to report that warranty expense decreased by approximately one-third this year over last year, a result of vigilant attention to design and quality assurance.

Our insurance premiums rose by about one third in Fiscal 2003 over Fiscal 2002, something experienced by many companies recently. Helping to offset this increase, the amount of interest paid on our bank credit facility was reduced.

NET EARNINGS
Net Earnings of $324,318 were lower by $42,468 than Fiscal 2002 Net Earnings of $366,786, which had set a new record for the Company. Developing the international markets has required time and expense, and has contributed to the overall reduction in net earnings this year over last year. Also contributing to the reduction in net earnings was increased quantity discounts given to distributors, as orders for minimum quantities occurred more frequently this year.

The Operating Margin (Revenues less Operating Expenses – including U.S. Marketing Initiatives) improved slightly (1.1%) from $545K to $551K. It remained at approximately the same level between the two fiscal years – 14.9% vs. 15.2% last year as a percentage of Total Revenues.

MANAGEMENT DISCUSSION AND ANALYSIS (contd.)

LIQUIDITY AND CAPITAL RESOURCES

During Fiscal 2003, the Company bought land and an 18,000 square ft. building for $1,073,355 to house its growing manufacturing facilities and its head office. The purchase was financed by an $806,250 mortgage loan, with the balance coming from general corporate funds. The current portion (i.e., repayable within one year) of the Company's long term debt sits at $27,235.

Management's vision of continuously improving our internal efficiencies and practices is coming to fruition. By continuing to use the resources we have in-house, the quality of management reporting is ever increasing through information system design and management. These valuable reports allow us to make better purchasing decisions, therefore managing inventory levels more effectively, and freeing up larger amounts of cash over the last few years. Having this cash available has allowed us to reduce our cost of short-term financing, provided us the ability to offer the new deferred pay programs as outlined above, and allowed us to purchase the new land and building.

The mortgage loan is secured by the land and building, and it is management's intention to repay the mortgage over 20 years. The term of the current 5.43% mortgage will mature on March 1, 2004. During the first part of 2004, a renewal was signed for a 4.43% mortgage that will mature on March 1, 2005.

Current accounts receivable for Fiscal 2003 of $688,582 were at about the same level as the Fiscal 2002 of $696,012. The deferred pay programs (described above) during Fiscal 2003 resulted in approximately 30% of the current accounts receivable being longer-term in nature than our standard Net 30 day payment terms, and so we expect our accounts receivable turnover ratio to decrease in the future. The long term portion of accounts receivable which becomes due after one year was a modest $18,521.

Inventories have increased by 24% from $674,404 to $837,703 as the Company is preparing for a short period of suspended production during the relocation to the new building in the first quarter of 2004. However, as indicated during Fiscal 2003, we felt that the inventory level of Fiscal 2002 was at the lower limit of our "comfort zone". As many of our components are custom, longer lead times are required by suppliers than if the component was simply "off-the-shelf". To address this risk, we place blanket orders, and plan to have at least one month's supply of components on hand in case of unexpected delays, hence, the rise in inventory level in Fiscal 2003 from Fiscal 2002 signifies a return to what we consider optimal inventory levels.

The Company's liquidity position as measured by the current ratio (current assets divided by current liabilities) is at a comfortable 4.8 at the end of the Fiscal 2003 compared to 7.4 at the end of the previous year and 2.8 in the year before.

It is expected that operating cash flows will amply support future growth and capital expenditures of the Company. In addition, the Company also has in place an operating bank credit facility of $600,000.

OUTLOOK

Perfect Fry has been investing in deferred development costs, primarily in the research and design of three new products. In late Fiscal 2003 a specially-designed Perfect Fryer bearing the CE mark went into distribution, and is destined primarily for the European and Asian markets which have different requirements for a deep fryers than does North America. This fryer has been received very well so far, and has opened discussions with potential customers in a number of new markets, including Japan, Norway and Sweden.

The second new product will be introduced to the North American market in the first half of Fiscal 2004 - a heated display case that will be both a companion to the Perfect Fryer and offer solutions to the convenience store fast food industry. The new product is a counter-top merchandiser that would keep prepared food hot and fresh and could serve either as a heated display case or self-serve unit.

A third product is expected to be ready for the market during Fiscal 2004.

OUTLOOK (CONTD.)

After piloting the deferred pay programs to Canadian distributors in the first half of Fiscal 2003, these programs were extended to include the U.S. during the third quarter. These programs have shown promising initial results in the U.S., and the Company expects that they will continue to ramp-up in the U.S. during Fiscal 2004 to contribute to the Company's growth and achieve the goal of giving more potential buyers the opportunity to see the fryer for themselves.

The record revenues achieved recently have come as a result of the Company's marketing initiatives began in Fiscal 2002 and continued through Fiscal 2003. As well, the Company has just enhanced its ability to manufacture and deliver Perfect Fry products by acquiring a building with more space than in the previous leased facility. We expect to continue to leverage our marketing and manufacturing infrastructure and to continue in our upward trend in revenues and profitability.

FORWARD LOOKING STATEMENTS

Certain comments in this Management's Discussion and Analysis and elsewhere in this Annual Report contain forward looking statements which are based on the Company's current expectations and assumptions. These are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, but may not be limited to, general business and economic conditions, currency fluctuations, unforeseen political events in or actions by countries where the Company conducts business, and competitive actions.

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2003 and 2002

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Management is responsible for the preparation of the Company's consolidated financial statements. Management believes that the financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts based on estimates and judgements that it believes are reasonable under the circumstances.

The independent auditors appointed by the shareholders of the Company have audited the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

Jack F. Senior
Chairman of the Board

Gary G. Calderwood
President and CEO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Dart Bryant Chartered Accountants

Calgary, Canada
February 20, 2004

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2003 AND 2002

ASSETS

	2003 $	2002 $
CURRENT ASSETS		
Cash and cash equivalents	35,651	288,068
Accounts receivable (Note 2)	688,582	696,012
Inventories (Note 3)	837,703	674,404
Prepaid expenses	11,851	22,770
	1,573,787	1,681,254
ACCOUNTS RECEIVABLE, non-current (Note 2)	18,521	-
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,307,917	155,010
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 5)	803,558	676,549
	3,703,783	2,512,813

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003 $	2002 $
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	300,620	227,026
Current portion of long term debt (Note 7)	27,235	-
	327,855	227,026
LONG TERM DEBT (Note 7)	765,823	-
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	1,461,471	1,461,471
Retained earnings	1,148,634	824,316
	2,610,105	2,285,787
	3,703,783	2,512,813

Commitment (Note 9)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED OCTOBER 31, 2003 AND 2002

	2003 $	2002 $ (Reclassified Note 1)
REVENUE	3,693,178	3,585,948
OPERATING EXPENSES		
Cost of goods, selling and administration	2,711,170	2,629,281
US marketing initiatives	430,350	413,782
Total operating expenses	3,141,520	3,043,063
NON-OPERATING EXPENSES		
Interest		
Long term debt	27,232	-
Other	9,486	19,406
Amortization		
Property, plant and equipment	66,821	42,521
Deferred product development costs	37,217	115,973
Foreign exchange loss	86,584	(1,801)
Total non-operating expenses	227,340	176,099
	3,368,860	3,219,162
NET EARNINGS	324,318	366,786
RETAINED EARNINGS, beginning of year	824,316	457,530
RETAINED EARNINGS, end of year	1,148,634	824,316
EARNINGS PER SHARE (Basic and Diluted – Note 8)	.03	.04

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2003 AND 2002

	2003 $	2002 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings	324,318	366,786
Items not affecting cash		
Amortization of property, plant and equipment	66,821	42,521
Amortization of deferred product development costs	37,217	115,973
	428,356	525,280
Changes in non-cash working capital		
Accounts receivable	7,430	(326,388)
Inventory	(163,299)	636,198
Prepaid expenses	10,919	(18,068)
Accounts payable and accrued liabilities	73,594	(110,738)
	(71,356)	181,004
	357,000	706,284
INVESTING		
Additions to accounts receivable, non-current	(18,521)	-
Additions to property, plant and equipment	(1,219,728)	(42,443)
Additions to deferred product development costs	(164,226)	(109,843)
	(1,402,475)	(152,286)
FINANCING		
Proceeds from long term debt	806,250	-
Repayment of long term debt	(13,192)	-
	793,058	-
INCREASE (DECREASE) IN CASH POSITION	(252,417)	553,998
CASH (BANK INDEBTEDNESS), beginning of year	288,068	(265,930)
CASH, end of year	35,651	288,068
Note:		
Interest paid	36,718	19,406
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its two subsidiary companies (Perfect Fry Company Ltd. and Perfect Fry Holdings Ltd.), both of which are wholly-owned.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company ultilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make estimates in the near term is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of property, plant and equipment and deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 8. No compensation expense was recognized for this stock option plan when the options were issued to employees and directors. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 10).

Reclassification

Certain of the prior year amounts have been reclassified to conform with current year presentation.

2. ACCOUNTS RECEIVABLE

During the year, a deferred payment program was instituted for certain credit-qualified customers where payments are received in equal monthly payments over 12 months in the US and over 24 months in Canada.

	2003	2002
	$	$
Accounts receivable due within 12 months	688,582	696,012
Accounts receivable due within 12 to 24 months	18,521	-
	707,103	696,012

3. INVENTORIES

	2003	2002
	$	$
Finished goods	482,658	411,087
Parts	355,045	263,317
	837,703	674,404

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2003 AND 2002

4. PROPERTY, PLANT AND EQUIPMENT

	October 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
Office and equipment	536,785	327,521	209,264
Leasehold improvements	42,486	33,121	9,365
	1,682,626	374,709	1,307,917

	October 31, 2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	-	-	-
Building	-	-	-
Office and equipment	420,412	278,123	142,289
Leasehold improvements	42,486	29,765	12,721
	462,898	307,888	155,010

5. DEFERRED PRODUCT DEVELOPMENT COSTS

	2003 $	2002 $
Deferred product development costs	1,870,808	1,706,581
Accumulated amortization	1,067,250	1,030,032
	803,558	676,549

6. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business.

7. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,487 which includes interest at 5.43%. Subsequent to the year end, the mortgage was renewed for a one year term, maturing March 1, 2005, and is repayable in monthly amounts of $5,070 which includes interest at 4.43%. The mortgage is secured by the land and building (Note 4), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	2003 $	2002 $
Mortgage payable	793,058	-
Less: current portion	(27,235)	-
Long term debt	765,823	-

Principal repayments on the mortgage as follows:

	$
2004	27,235
2005	27,486
2006	28,729
2007	30,028
2008	31,385
2009 and thereafter	648,195
	793,058

8. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	2003	2003	2002	2002
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Issued during the year	-	-	-	-
Issued and Outstanding at end of year	9,788,656	$1,461,471	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at the end of year 2003.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended Oct 31	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	324,318	366,786	9,788,656	9,788,656	$0.03	$0.04
Diluted earnings per share	324,318	366,786	9,788,656	9,788,656	$0.03	$0.04

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2003	**2002**	**2003**	**2002**
Outstanding at beginning of year	370,000	505,000	$ .30	$ .27
Options forfeited	-	(135,000)	-	.20
Options exercised	-	-	-	-
Outstanding at end of year	370,000	370,000	.30	.30
Options exercisable at year-end	370,000	370,000		
Options held by directors and officers	215,000	215,000		

Options Outstanding				**Options Exercisable**	
Exercise Price	**Number Outstanding at Oct. 31/03**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable at Oct. 31/03**	**Weighted Average Exercise Price**
$0.30	370,000	0.67	$0.30	370,000	$0.30

9. COMMITMENT

The Company is committed to future annual operating lease payments for facilities, not including operating costs as follows:

	$
2004	13,105

10. SALES

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue	2003	2002
Sales and service		
USA	$2,270,466	$2,328,528
Canada	535,033	761,831
International	797,325	479,586
	3,602,824	3,569,945
Other income	90,354	16,003
	$3,693,178	$3,585,948

11. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (62% in 2003, 66% in 2002) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company does not use derivative instruments.

12. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2003 $	2002 $
Net earnings	324,318	366,786
Combined Federal and Provincial income tax rate	36.75%	39.25%
Computed income tax provision	119,186	143,780
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes)	(121,875)	(154,620)
Non-deductible amortization and expenses	8,250	8,156
Other	(5,561)	2,684
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2003 $	2002 $
2005	104,500	104,500
2007	-	60,500
2008	66,000	67,000
2009	9,500	9,500
2010	10,000	-
	190,000	241,500

Significant components of the Company's future tax assets as of October 31, 2003 at 36.75% and 2002 at 39.25% are as follows:

	2003 $	2002 $
Operating losses carried forward	70,000	94,500
Tax values of assets in excess of accounting values	521,000	708,000
Capital losses carried forward	156,000	167,000
Investment tax credits carried forward	171,000	128,500
Total future tax assets	918,000	1,098,000
Valuation allowance	(918,000)	(1,098,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

9298 Horton Road SW
Calgary, AB, Canada
T2V 2X4
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of October 31, 2003 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY
CAUTION
HOT OIL INSIDE
PULL
PRESETS
1 French Fries
2 Chicken Tenders
3 Onion Rings
4 Poppers
5 Cheese Bites
6 Corn Dogs
7 Fish Fillets
8 Chicken Wings
9 Potato Wedges

PERFECT FRY COMPANY®

PERFECT FRY CORPORATION

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF PERFECT FRY CORPORATION (the "Corporation") for use at the Annual Meeting of the shareholders of the Corporation (the "Meeting") to be held on Monday, April 19, 2004, at 9:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Corporation at its office at 9298 Horton Road S.W.., Calgary, Alberta, T2V 2X4, or c/o Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding voting shares consist of **[9,788,656]** Common Shares. Holders of Common Shares are entitled on a ballot vote at the Meeting, or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

The Corporation has set the close of business on March 17, 2004 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten (10) days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Corporation, as at March 17, 2004, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for John F. Senior and Vic G. Walls, who beneficially own, directly or indirectly, or exercise control or direction over, 1,021,500 and 1,085,300 shares, respectively, representing 10.4% and 11.1%, respectively, of the outstanding shares of the Corporation.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (for or against any resolution) by the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

There are two ways Beneficial Shareholders can vote their shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC mails the proxy materials to the Beneficial Shareholders with a voting information form ("VIF"), which is prepared by IICC, and asks the Beneficial Shareholders to return the VIF to IICC, or otherwise communicate voting instructions to IICC (by way of the Internet or telephone, for example). IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from IICC may not be able to use that VIF to vote Common Shares directly at the Meeting.**

The VIF must be returned to IICC (or instructions respecting the voting of Common Shares must otherwise be communicated to IICC) well in advance of the Meeting in order to have the Common Shares voted.

Since the Corporation has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

BUSINESS OF THE ANNUAL MEETING

Receipt of the Financial Statements and Auditors' Report

The Financial Statements of the Corporation for the year ended October 31, 2003 and the auditors' report thereon will be placed before the shareholders at the Meeting.

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed supplemental mailing list request form, together with the completed form of proxy, to the Corporation at its office at 9298 Horton Road S.W., Calgary, Alberta, T2V 2X4.

Election of Directors

At present, the articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of seven directors.

It is proposed that the number of directors of the Corporation be fixed at four, and that the persons listed below be nominated for election as directors at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote to fix the number of directors to be elected at the Meeting at four and to vote for the election of the nominees listed below to the Board of Directors. Each director elected will hold office until the close of the next annual general meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of March 17, 2004.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Voting Shares
Gary G. Calderwood(1) President, Chief Executive Officer, Secretary, Director	President, Chief Executive Officer and Secretary of the Corporation.	March 8, 1993	813,250(3)
John F. Senior(1) Director	Chairman of Speedi Gourmet Ltd. and director and officer of seven other companies involved in the manufacture and sale of fast food.	February 9, 1994	1,021,500(4)
Vic G. Walls(1) Director	President of Border Paving, a paving company.	March 12, 2002	1,085,300
Gordon Sigurdson(1) Director	President of Harlan Fairbanks Co. Ltd., a food equipment distribution company.	June 12, 2000	58,000

Notes:

(1) Members of the Audit Committee of the Board of Directors.
(2) The Corporation does not have an Executive Committee of its Board of Directors.
(3) Includes shares that are owned by Mr. Calderwood's spouse.
(4) Includes shares that are owned by Mr. Senior's spouse.

The Board of Directors of Perfect Fry Corporation consists of four directors, three of whom are outside directors. Each of the outside directors brings to the Board an extensive knowledge of business gained from leadership experience in their own successful business enterprises. Key functions of the Board include strategic and operational guidance, evaluating company performance, identifying risks and assessing controls, and developing an effective approach to governance issues. Management and the Board consider good corporate governance essential to its effective and efficient operation. The Board is committed to ensuring the Company's practices comply with the principles of good corporate governance contained in the Corporate Finance Manual of the TSX Venture Exchange, and with the intent of the guidelines issued by the Toronto Stock Exchange and the Canadian Securities Administrators.

Appointment of Auditors

The shareholders will be asked to vote for the appointment of Dart Bryant, Chartered Accountants ("Dart Bryant") of Calgary, Alberta, as auditors of the Corporation until the close of the next annual general meeting, at such remuneration as may be approved by the board of directors of the Corporation. Dart Bryant was first appointed auditors of the Corporation effective November 24, 2000. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the reappointment of Dart Bryant as auditors of the Corporation. Prior to the appointment of Dart Bryant as auditors of the Corporation, the auditors of the Corporation were KPMG, Chartered Accountants.

GENERAL INFORMATION

Directors' and Officers' Compensation

Summary Compensation Table

The following table discloses, for the periods indicated, total compensation received by the person who acted as Chief Executive Officer of the Corporation during the preceding financial year (the "Named Executive Officer"). The Corporation has other officers whose total salary and bonus did not exceed $100,000 in the preceding financial year and is therefore not disclosed.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards
		Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)
Gary G. Calderwood President and CEO	2003	$72,000	$13,813.12	-	Nil
	2002	$60,000	$18,531.66	-	Nil
	2001	$60,000	-	-	Nil

Note:

(1) The aggregate amount of other annual compensation paid to the CEO did not exceed 10% of the aggregate of his salary and bonus for each of the fiscal years cited.

Options Granted During the Most Recently Completed Financial Year

No options were granted to the officers of the Corporation during the most recently completed financial year.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth all options exercised during the financial year ended October 31, 2003 and the financial year-end values for options held by the Named Executive Officer.

Name	Securities Acquired on Exercise (No. of Shares)	Aggregate Value Realized(1)	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gary G. Calderwood	nil	N/A	150,000	nil	nil	nil

Notes:

(1) Calculated by multiplying the number of Common Shares acquired on the exercise of the options by the difference between the market price of the Common Shares on the date of exercise and the exercise price of the options.

(2) Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares at October 31, 2003 and the exercise price of the options. The closing price of the Corporation's shares on the TSX Venture Exchange on October 27, 2003, being the last trade prior to October 31, 2003, was $0.26.

(3) All securities under option are common shares.

Compensation of Directors

Each of the directors of the Corporation is eligible to participate in the Corporation's stock option plan. During the most recently completed financial year, no options were granted to any of the directors of the Corporation and no cash compensation was paid to such directors in their capacities as such.

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 15th day of March, 2004.

(Signed) Gary G. Calderwood
Chief Executive Officer

(Signed) Sharon L. Haasdyk
Chief Financial Officer

PERFECT FRY CORPORATION
PROXY

ANNUAL MEETING OF SHAREHOLDERS
APRIL 19, 2004
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
PERFECT FRY CORPORATION

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") hereby appoints Gary G. Calderwood, President, Chief Executive Officer and a Director of the Corporation, or failing him, John F. Senior, Chairman of the Board and a Director of the Corporation, or instead of either of them ____________________ as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on April 19, 2004 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1. On the election of directors, to fix the number of directors to be elected at four as set forth in the Information Circular of the Corporation dated March 15th, 2004:

VOTE FOR ______________________ or VOTE AGAINST ______________________
(and, if no specification is made, to vote FOR)

2. On the election of directors, for the nominees set forth in the Information Circular of the Corporation dated March 15th, 2004:

VOTE FOR ______________________ or WITHHOLD VOTE ____________________
(and, if no specification is made, to vote FOR)

3. On the appointment of Dart Bryant, Chartered Accountants, as auditors of the Corporation:

VOTE FOR ______________________ or WITHHOLD VOTE ____________________
(and, if no specification is made, to vote FOR)

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this __________ day of ______________, 2004.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

NOTE:

1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE ANNUAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

2. This form of proxy must be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.

3. In order for this form of proxy to be effective at the meeting or any adjournment thereof, it must be signed and deposited with the Corporation at its office at 9298 Horton Road S.W.., Calgary, Alberta, T2V 2X4, or c/o Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not later than the close of business on the business day preceding the date of such meeting or any adjournment thereof or with the chairman of the meeting on the day of the meeting or any adjournment thereof prior to the commencement of the meeting or any adjournment thereof.

PERFECT FRY CORPORATION
9298 Horton Road S.W.
Calgary, Alberta
T2V 2X4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of the shareholders of Perfect Fry Corporation (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP, 30th Floor, Fifth Avenue Place, 237 – 4th Avenue S.W., Calgary, Alberta, at the hour of 9:00 a.m. (Calgary time) on Monday, April 19, 2004 (the "Meeting"), for the following purposes:

1. To receive the Financial Statements of the Corporation for the year ended October 31, 2003 together with the report of the auditors thereon.

2. To elect directors and, in connection therewith, to fix the number of directors to be elected, as described in the Information Circular accompanying this Notice.

3. To appoint auditors for the Corporation.

4. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and return it to the Corporation at its office at 9298 Horton Road S.W., Calgary, Alberta, T2V 2X4. **A form of proxy must be completed and delivered to the Corporation not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.**

Shareholders holding shares registered in the name of a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their shares are to be voted at the Meeting in order for their vote to be counted at the Meeting.

DATED at Calgary, Alberta, the 15th day of March, 2004.

By Order of the Board of Directors

(Signed)
Gary G. Calderwood
President and Chief Executive Officer

995393_1

SUPPLEMENTAL MAILING LIST REQUEST FORM

To: Perfect Fry Corporation (the "**Corporation**")

The undersigned is a registered or beneficial owner of securities of the Corporation and hereby requests that it be placed on the Corporation's supplemental mailing list to receive the Corporation's interim financial statements and reports.

Dated the ______ day of __________, 2004.

Print Name and Address:

____

____

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NEWS RELEASE

Perfect Fry Reports Record Revenue for Fiscal 2003

CALGARY (March 19, 2004) -- Perfect Fry Corporation reported today that the fiscal year ended October 31, 2003 has set a new record for the highest revenue earned in the history of the Company.

During the year, the Company experienced an increase in the sales of Perfect Fryers and ancillary products resulting in total revenue of $3.69 million, almost 3% more than the previous year, leading the Company to another profitable year. Earnings were tempered by an unfavorable currency exchange rate with the United States, Perfect Fry's largest single market. However, despite the exchange rate challenge, net earnings for Fiscal 2003 were an encouraging $324,318 or three cents a share, compared with $366,784 or four cents a share in Fiscal 2002.

"I am very pleased with the performance of the Company over this past fiscal year. In a particularly demanding year, our team pulled together in a phenomenal way to prepare for the relocation to our new building in the first quarter of Fiscal 2004, maintain our high commitment to customer service and product quality and reliability, and meet record sales demands." said Gary Calderwood, President and CEO. "We all look forward to the upcoming year with great enthusiasm."

Results for Fiscal 2003 and 2002:
($'000's of dollars, except per share numbers)

	2003	2002
Revenue	$3,693	$3,586
Earnings/(Loss)	$324	$367
Basic Earnings/(Loss) Per Share	$0.03	$0.04

As at October 31 2003, the Company had 9,788,656 common shares issued and outstanding.

Perfect Fry manufactures and markets the world's most sophisticated counter-top deep fryer. Its patented air filtration and fire prevention systems, compact design, and quick, clean operation have made the Perfect Fryer a preferred choice among fast food retailers across North America and around the world. The common shares of Perfect Fry are listed for trading under the symbol PNM on the TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com